BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" ou "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), following the Announcement to the Market disclosed on October 18, 2016, by which the Company informed that its subsidiary, BRF GmbH, entered into a cornerstone agreement with COFCO Meat Holdings Limited (“COFCO Meat”), hereby informs that the transaction was concluded, acquiring a total of 77.583.000 shares or 1.99% stake.

This transaction is in line with the Company's strategic plan to create a more structured presence in China, a changing market that offers significant opportunities for growth. BRF GmbH signed an agreement with COFCO Meat where the parties agree to use their best efforts to actively seek ways to strengthen the strategic cooperation including the exchange of best practices in management and operation of the production chain, in better understanding the Chinese laws and regulations, and joint assessment of business opportunities.

COFCO Meat is a fast growing pork company in China with a vertically integrated business model operating across the entire industry value chain. COFCO Meat has 47 hog farms, two slaughtering facilities and two processed meat plants strategically located across China.

São Paulo, November 3, 2016

José Alexandre Carneiro Borges
Chief Financial and Investor Relations Officer